Mail Stop 4561

July 24, 2008

VIA USMAIL and FAX (214) 655 - 1610

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

      Re: **Behringer Harvard REIT I, Inc.**
             Form 10-K for the year ended 12/31/2007
             Filed on 3/31/2008
             File No. 000-51293

Dear Mr. Gary S. Bresky:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief